EXHIBIT 12.1

ANWORTH MORTGAGE ASSET CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands, except ratios)

Computation of ratio of earnings to combined fixed charges and preferred stock dividends:

	For the Years Ended December 31,
	2016	2015	2014	2013	2012

Fixed charges(1)	$70,420	$43,621	$79,907	$92,970	$86,073
Preferred stock dividends	6,583	6,437	5,716	5,736	5,773
Combined fixed charges and preferred stock dividends	$77,003	$50,058	$85,623	$98,706	$91,846
Fixed charges	$77,003	$50,058	$85,623	$98,706	$91,846
Net Income	$22,494	$14,704	$28,619	$75,720	$100,218
	$99,497	$64,762	$114,242	$174,426	$192,064
Dollar amount of deficiency	$-	$-	$-	$-	$-
Ratio of earnings to combined fixed charges and preferred stock dividends	1.29	1.29	1.33	1.77	2.09

(1)	Fixed charges consist of interest expense on all indebtedness.